# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fulcrum Therapeutics, Inc., CIK 0001680581
CUSIP: 359616109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 26 Landsdowne Street, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-26-005528
Filed by CIK 0001569064

## Reporting persons
- Montanova Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Averill Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Aaron Cowen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Fulcrum Therapeutics, Inc.
Address of issuer's principal executive offices: 26 Landsdowne Street, Cambridge, MA 02139

## Item 2. Person Filing
Name of person filing:
Montanova Capital, LLC
Averill Master Fund, Ltd.
Aaron Cowen
Address of principal business office or, if none, residence:
Montanova Capital, LLC
11 E 26th Street, 16th Floor
New York, New York 10010
United States of America

Averill Master Fund, Ltd.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Aaron Cowen
c/o Montanova Capital, LLC
11 E 26th Street, 16th Floor
New York, New York 10010
United States of America
Citizenship:
Montanova Capital, LLC - Delaware
Averill Master Fund, Ltd. - Cayman Islands
Aaron Cowen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Montanova Capital, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Percent of class:
Montanova Capital, LLC - 0%
Averill Master Fund, Ltd. - 0%
Aaron Cowen - 0%
Sole power to vote or to direct the vote:
Montanova Capital, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to vote or to direct the vote:
Montanova Capital, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Sole power to dispose or to direct the disposition:
Montanova Capital, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to dispose or to direct the disposition:
Montanova Capital, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 3 are directly owned by advisory clients of Montanova Capital, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Montanova Capital, LLC: /s/ Andrew Nathanson, Andrew Nathanson, General Counsel and Chief Compliance Officer (11/13/2026)
- Averill Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson, Authorized Signatory (11/13/2026)
- Aaron Cowen: /s/ Aaron Cowen, Aaron Cowen (11/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.